UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Advanced Micro Devices, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007903107

(CUSIP Number)

Mubadala Development Company PJSC
Attention:  Shahzad Khan
P.O. Box 45005
Abu Dhabi
United Arab Emirates
 +971 2 413 0000

Copies to:

John D. Wilson, Esq.
Shearman & Sterling LLP
38th Floor
Four Embarcadero Center
San Francisco, CA 94111
(415) 616-1100

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 142,000,000
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 142,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________
1 The calculation of the percentage of the class owned by the Reporting Persons is based on 711,947,807 shares of the issuer that would be deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as reported in the issuer’s most recent Quarterly Report on Form 10-Q. This calculation takes into account shares of common stock issuable on the exercise of the warrants held by the Reporting Persons, as described in Item 4 of this statement, but does not take into account additional shares currently issuable under other outstanding options, warrants, rights or conversion privileges held by third persons, including outstanding options to purchase common stock that have been granted pursuant to the Registrant’s stock-based incentive compensation plans.

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 142,000,000
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 142,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%1
14		TYPE OF REPORTING PERSON (See Instructions) PN

_______________
1 The calculation of the percentage of the class owned by the Reporting Persons is based on 711,947,807 shares of the issuer that would be deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as reported in the issuer’s most recent Quarterly Report on Form 10-Q. This calculation takes into account shares of common stock issuable on the exercise of the warrants held by the Reporting Persons, as described in Item 4 of this statement, but does not take into account additional shares currently issuable under other outstanding options, warrants, rights or conversion privileges held by third persons, including outstanding options to purchase common stock that have been granted pursuant to the Registrant’s stock-based incentive compensation plans.

Page 3 of 8 Pages

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 142,000,000
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 142,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________
1 The calculation of the percentage of the class owned by the Reporting Persons is based on 711,947,807 shares of the issuer that would be deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as reported in the issuer’s most recent Quarterly Report on Form 10-Q. This calculation takes into account shares of common stock issuable on the exercise of the warrants held by the Reporting Persons, as described in Item 4 of this statement, but does not take into account additional shares currently issuable under other outstanding options, warrants, rights or conversion privileges held by third persons, including outstanding options to purchase common stock that have been granted pursuant to the Registrant’s stock-based incentive compensation plans.

Page 4 of 8 Pages

This Amendment No. 3 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on October 16, 2008, as amended prior to the date hereof (the “Original Report”), with respect to the Common Stock, par value $0.01 per share (“AMD”), of Advanced Micro Devices, Inc. (the “Issuer”), with its principal executive offices located at One AMD Place, Sunnyvale, CA 94088-3453.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Report. The Original Report, as amended by this Amendment No. 3 is hereinafter referred to as the “Schedule 13D.”

The descriptions contained in the Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.

The amendments to the Schedule 13D are as follows:

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Original Report is hereby amended in its entirety to read as follows:

The Reporting Persons have previously filed a statement on Schedule 13G to report the acquisition of 49,000,000 Shares in a registered offering on November 16, 2007.

On October 6, 2008, West Coast Hitech L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Holder”), AMD, and Advanced Technology Investment Company LLC, a limited liability company wholly-owned by Mubadala Development Company PJSC (“ATIC”) entered into an agreement, as amended (the “Agreement”), pursuant to which AMD and ATIC agreed to form a U.S. headquartered joint venture (“GLOBALFOUNDRIES”) to manufacture leading-edge semiconductor products.  Pursuant to the Agreement, on March 2, 2009 (the “Closing Date”), AMD contributed to GLOBALFOUNDRIES its manufacturing facilities, including two fabrication facilities in Dresden, Germany, as well as related assets and intellectual property rights.  GLOBALFOUNDRIES assumed approximately $1.1 billion of AMD’s existing debt.  At the Closing, ATIC invested $2.1 billion to purchase its stake in GLOBALFOUNDRIES, of which ATIC invested $1.4 billion directly in the new entity and paid the remainder to AMD to purchase additional equity in GLOBALFOUNDRIES from AMD.  ATIC did not acquire beneficial ownership of any securities of AMD pursuant to the Agreement.

In addition, under the Agreement, Holder paid to AMD at the Closing $124,700,000 in exchange for 58,000,000 Shares and warrants (the “Warrants”) to purchase an additional 35,000,000 Shares at an exercise price of $0.01 per share (as adjusted pursuant to the terms of the Warrants).  The Warrants became exercisable on July 24, 2009, upon the occurrence of the public ground-breaking of GLOBALFOUNDRIES’ proposed new wafer fabrication facility located in the State of New York.  The Warrants have a term of ten years from the Closing Date.

Page 5 of 8 Pages

Pursuant to the Agreement and at the request of the Holder, on March 3, 2009, AMD appointed Waleed Ahmed Al Mokarrab Al Muhairi to AMD’s board of directors. For so long as Holder owns 10% of the outstanding common stock of AMD, AMD will (subject to applicable law) cause its board of directors to nominate a person designated by the Holder for election to AMD’s board of directors.  Holder has also agreed to certain limitations, following the Closing Date, with respect to the acquisition and disposition of Shares.  Holder has agreed that, following the Closing Date until it (together with its affiliates) beneficially owns less than 10% of the outstanding shares, it will not dispose of any Shares (other than to affiliates or permitted transferees) except (i) by a bona fide pledge or hypothecation in connection with a financing transaction, (ii) by means of an underwritten public offering pursuant to an effective registration statement, or (iii) pursuant to Rule 144.  In addition, Holder has agreed that, following the Closing (i) it will not acquire additional Shares such that it would own more than 22.5% of the outstanding Shares, and (ii) for a period of five years, or until the Reporting Persons’ aggregated ownership falls below 10% of the outstanding Shares, the Reporting Persons will not take certain actions as a shareholder (either alone or with a “group,” as defined in Section 13(d)(3) of the Exchange Act) that would influence, or seek to influence, the control of AMD.

On November 7, 2012, AMD’s board of directors increased its size by one director and appointed Ahmed Yahia Al Idrissi, executive director of Mubadala Industry, to AMD’s board of directors.  Such appointment was not made pursuant to any amendment to the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, incorporated by reference herein as Exhibit 99.4 hereto and to the Amendment to the Agreement, incorporated herein by reference herein as Exhibit 99.5 hereto.

The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Warrant, incorporated by reference herein as Exhibit 99.6 hereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Power of Attorney (incorporated by reference from Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)

99.2	Power of Attorney (incorporated by reference from Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)

99.3	Agreement of Joint Filing (incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 16, 2008).

99.4
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.5
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.6	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 8, 2012	MUBADALA DEVELOPMENT COMPANY PJSC

	By:	/s/ Samer Halawa
		Name:	Samer Halawa
		Title:	Authorized Signatory

WEST COAST HITECH L.P. by its general partner, WEST COAST HITECH G.P., LTD.

By:	/s/ Shahzad Khan
	Name:	Shahzad Khan
	Title:	Authorized Signatory

WEST COAST HITECH G.P., LTD.

By:	/s/ Shahzad Khan
	Name:	Shahzad Khan
	Title:	Authorized Signatory

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Power of Attorney (incorporated by reference from Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)

99.2	Power of Attorney (incorporated by reference from Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on November 27, 2007)

99.3	Agreement of Joint Filing (incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 16, 2008).

99.4
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.5
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.6	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).

Page 8 of 8 Pages